UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ): 02.429.144/0001-93

Corporate Registry ID (NIRE): 353.001.861-33

NOTICE TO SHAREHOLDERS

CPFL Energia S.A. (“Company”) (NYSE: CPL, BM&FBOVESPA: CPFE3) hereby informs its shareholders and the market that the dividends payment for the first half of 2010, in the amount of R$ 1.609579599 per common share declared on August 11, 2010, will be effected as of September 30, 2010, pursuant to the following instructions:

1)   Dividends from shares deposited with the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e Custódia - CBLC), will be credited to same and transferred to shareholders by the depositary brokers;

2)   The other shareholders will have their dividends credited through their bank accounts, according to the shareholders registration details on the register of Banco Bradesco S.A. (the registrar of CPFL Energia shares, in Brazil) (“Bradesco”);

3)   Payments related to the ADRs will be made through Deutsche Bank Trust Company Americas (the depositary bank for the Company’s ADRs), within 5 business days after the dividend payment in Brazil.

Registration update (related to items “1” and “2” above):

Shareholders are reminded of the importance of updating their registration data, so that the payment of dividends can be effected. Find below the procedures to be followed by those falling into this category:

✓ Shareholders with shares deposited with CBLC: these shareholders should request their registration update directly from the brokerage firm with whom they normally operate. The brokerage firm will pass on the information to CBLC which, in turn, will send the information to Bradesco;

✓ Shareholders with shares deposited with Bradesco: these shareholders should go to any Bradesco branch with the following documents: copy of proof of bank account (from any bank, at the shareholder’s discretion) and notarized copies of the shareholder’s individual taxpayer’s ID (CPF), identity document (RG) and proof of address;

✓ For shareholders’ own security, Bradesco establishes that only amounts less than or equal to R$ 150.00 may be withdrawn directly from its branches. Superior amounts will be credited to the current account (at any bank, at the shareholders’ discretion) included in the shareholder’s registration data.

São Paulo, September 13, 2010.

CPFL Energia S.A.

Wilson P. Ferreira Junior

Chief Executive Officer and Chief Financial

and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September13, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.